8-31-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act of 1934

For the month of August 1, 2002 to August 31, 2002

CITYVIEW CORPORATION LIMITED
SEC FILE No. 00028794
63 Burswood Road, Burswood WA 6100

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.........√....Form 40-F..................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes...........................No.........√....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-...........................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED
(Registrant)

Date September 3, 2002

(Signature)
By THINAGARAN
Director

LIST OF ASX DOCUMENTS

FROM AUGUST 1, 2002 TO AUGUST 31, 2002

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

440 Well Report Simenggaris Block – Pidawan #1 Kalimantan Indonesia
441 Well Report Madura Blocks – Tembuku #1 & Telaga #1
442 Well Report Madura & Simenggaris Blocks
443 Well Report Madura & Simenggaris Blocks

CityView
Corporation Limited
ACN 009 235 634
63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

August 6, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

WELL REPORT SIMENGGARIS BLOCK – PIDAWAN #1 KALIMANTAN, INDONESIA

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and operator Pt Medco Energi Internasional TBK ("Medco"):

WELL REPORT
1500 HRS MONDAY 05 AUGUST 2002

Operator:	Medco – Pertamina JOB
Rig:	PGA # 02
Present Depth:	7504ft
Total Depth:	7504ft

Medco has released the following press statement:

"Pidawan-1 exploration well was spudded on 1st March 2002 and completed 17th July 2002. The well is a gas discovery well located in Simenggaris JOB Block, N. E. Kalimantan, near Tarakan Island. Total depth of the well is 7504ft. Preliminary estimated reserves based on the Pidawan–1 well is 25 BCF. Potential market for the gas discovery includes the Bunyu Methanol Plant and power generation in Tarakan Island."

In addition to the above Medco have advised that they are now conducting a feasibility study on the building of a pipeline from the Pidawan location to Tarakan Island in order to market the gas.

CityView is free carried by Medco throughout the current work programs and has a 25% gross interest in both Blocks.

CityView
Corporation Limited
ACN 009 235 634
63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

August 7, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

WELL REPORT MADURA BLOCKS – TEMBUKU #1 & TELAGA #1, MADURA ISLAND INDONESIA

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and operator Pt Medco Energi Internasional TBK ("Medco"):

TEMBUKU #1 WELL

WELL REPORT
0900 HRS WEDNESDAY 7 AUGUST 2002

OPERATOR:	**MEDCO MADURA – PERTAMINA JOB**
WELL:	**TEMBUKU # 1**
RIG:	**PT APEXINDO 1500HP RIG 2**
SPUD:	**ESTIMATED SPUD IN 1ST OCTOBER 2002**
TARGET DEPTH:	**PROGRAMMED FOR 10,416 feet**

FORMATION OBJECTIVE:

- Tuban (Sandstone)
- Prupuh (Limestone - Sandstone)
- Kujung (Limestone - Sandstone)
- Poleng (Limestone - Sandstone)
- Ngimbang (Limestone - Sand)
- TD (Limestone - Sandstone)

ACTIVITY:

- The Tembuku well will be the next well to be drilled in the Madura block as land use for the Telaga location is still pending under negotiation. Medco anticipate the well to be spudded on 1 October 2002.

- PT Apexindo has been awarded the contract for supply of the drilling rig to drill both the Telaga and Tembuku wells. The contracted rig will be Apexindo 1500hp rig 2. The Medco–Pertamina JOB are presently inspecting the rig prior to mobilisation to the Tembuku #1 location.

- The land at the Tembuku #1 location has been cleared and construction of the location is presently 12% complete.

- 90% of third party contractor services have been selected and are awaiting formal contracts to be issued.

TELAGA #1 WELL

WELL REPORT
0900 HRS WEDNESDAY 7 AUGUST 2002

OPERATOR:	**MEDCO MADURA – PERTAMINA JOB**
WELL:	**TELAGA #1**
RIG:	**PT APEXINDO 1500HP Rig 2**
SPUD:	**ESTIMATED SPUD IN DATE – DECEMBER 15, 2002**
TARGET DEPTH:	**PROGRAMMED FOR 10,545 feet**

FORMATION OBJECTIVE:

- Tawun (Sandstone)
- Upper Tuban (Shale)
- Intra Tuban (Limestone - Sandstone)
- Lower Tuban (Limestone - Sandstone)
- Prupuh (Limestone - Sand)
- Poleng (Limestone - Sandstone)
- TD (Limestone – Sandstone)

ACTIVITY:

- PT Apexindo has been awarded the contraet for supply of the drilling rig to drill both the Telaga and Tembuku wells.

- The Medco–Pertamina JOB continue to negotiate for land use for the Telaga location. Due to time constraints a decision to drill the Tembuku #1 well first has been made. It is now anticipated that Telaga #1 will be spudded in mid December 2002, directly following the drilling of Tembuku.

CityView
Corporation Limited
ACN 009 235 634
63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

August 15, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

WELL REPORT MADURA & SIMENGGARIS BLOCKS

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and operator Pt Medco Energi Internasional TBK ("Medco"):

MADURA BLOCK – MADURA ISLAND, INDONESIA – TEMBUKU # 1

WELL REPORT
1500 HRS MONDAY 12 AUGUST 2002

OPERATOR: **MEDCO MADURA/PERTAMIA JOB**
WELL: **TEMBUKU # 1**
RIG: **P.T.APEXINDO 1500HP RIG 2**
SPUD: **ESTIMATED SPUD IN 1ST OCTOBER 2002.**
TARGET DEPTH: **PROGRAMMED FOR 10,416 FEET.**

FORMATION OBJECTIVE:

- Tuban (Sandstone)
- Prupuh (Limestone - Sandstone)
- Kujung (Limestone - Sandstone)
- Poleng (Limestone - Sandstone)
- Ngimbang (Limestone - Sand)
- TD (Limestone - Sandstone)

ACTIVITY:

- The Operator advises that the construction of the rig location is now 40% complete. Spud in remains on schedule for 1st October 2002.

SIMENGGARIS BLOCK – KALIMANTAN INDONESIA, BANGKU BESAR BARAT

WELL REPORT
1500 HRS MONDAY 12 AUGUST 2002

OPERATOR: **MEDCO SIMENGGARIS/PERTAMIA JOB**
WELL: **BANGKU BESAR BARAT**
RIG: **TO BE PUT TO TENDER (RAISED PLATFORM / LAND RIG CONCEPT)**
TARGET DEPTH: **PROGRAMMED FOR 6,200 FEET**

FORMATION OBJECTIVE:

- Intra Tabul
- Intra Meliat
- Intra Naintupu

ACTIVITY:

- The Operator has confirmed that the next well to be drilled will be Bangku Besar Barat. The Operator is currently in design process to confirm the rig type configuration in relation to rig availability in November 2002.

CityView
Corporation Limited
ACN 009 235 634
63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

August 26, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

WELL REPORT MADURA & SIMENGGARIS BLOCKS

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and operator Pt Medco Energi Internasional TBK ("Medco"):

MADURA BLOCK – MADURA ISLAND, INDONESIA – TEMBUKU #-1

WELL REPORT
0900 HRS MONDAY 26 AUGUST 2002

OPERATOR:	MEDCO MADURA – PERTAMIA JOB
WELL:	TEMBUKU # -1
RIG:	P.T.APEXINDO 1500HP RIG 2
SPUD:	ESTIMATED SPUD IN 1ST OCTOBER 2002
TARGET DEPTH:	PROGRAMMED FOR 10,416feet.

FORMATION OBJECTIVE:

- Tuban (Sandstone)
- Prupuh (Limestone - Sandstone)
- Kujung (Limestone - Sandstone)
- Poleng (Limestone - Sandstone)
- Ngimbang (Limestone - Sand)
- TD (Limestone - Sandstone)

ACTIVITY:

- The Operator advises that the construction of the rig location is now 70% complete. Spud in date remains on schedule for 1st October 2002.
- Apexindo rig 2, estimated arrival Tembuku location 12 September 2002.

CityView Corporation Limited

TELAGA #1 WELL

- The Operator advises that land clearance for the Telaga location has commenced.

SEBAYA B DELINEATION WELL:

- The Operator advises that the AFE and drilling program to be submitted to Pertamina is nearing completion. Approval to drill the well will depend on the results of the Tembuku well.

SIMENGGARIS BLOCK – KALIMANTAN INDONESIA, BANGKU BESAR BARAT
WELL REPORT
0900 HRS MONDAY 26 AUGUST 2002

OPERATOR:	MEDCO SIMENGGARIS – PERTAMIA JOB
WELL:	BANGKU BESAR BARAT
RIG:	TO BE PUT TO TENDER (BARGE/ LAND RIG CONCEPT)
SPUD:	ESTIMATED SPUD IN 15th NOVEMBER 2002.
TARGET DEPTH:	PROGRAMMED FOR 6,200 FEET

FORMATION OBJECTIVE:

- Intra Tabul
- Intra Meliat
- Intra Naintupu

ACTIVITY:

- The Operator advises that the next three wells to be drilled in the Simenggaris Concession are as follows:

Bangku Besar Barat	(November 15 spud date)
Bangku Besar #1	(Back to back)
Bangku Besar Kecil	(Back to back)

- The barge and land rig configuration will be used for all three wells, utilizing the same barge and rig contractor.
- The Operator advises they are awaiting approval to drill Bangku Basar Barat. Tender documents are being prepared.

LIST OF ASIC DOCUMENTS

FROM AUGUST 1, 2002 TO AUGUST 31, 2002

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

NO FORMS LODGED FOR THE MONTH OF AUGUST 2002

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

September 3, 2002

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC 20549
UNITED STATES OF AMERICA

VIA DHL COURIERS

Dear Sirs

CITYVIEW CORPORATION LIMITED FORM 6K

We enclose the company's Form 6K for August 2002.

Yours faithfully

C. Cocks

C COCKS
Office Administrator